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                                 July 17, 2000

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention:  Geoff Edwards

Re:  Applied Science Fiction, Inc. - Registration Statement on Form S-1 (File
     ------------------------------------------------------------------------
     No. 333-96077) (the "Registration Statement")
     ---------------------------------------------

Ladies and Gentlemen:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended, Applied Science Fiction, Inc. (the "Company") hereby requests withdrawal of the Registration Statement. In light of unfavorable market conditions, the Company has determined at this time not to effect an initial public offering of its securities pursuant to the Registration Statement. The Company represents that no offers or sales of the Company's securities have been made pursuant to the Registration Statement.

          Thank you for your assistance.

                                 Very truly yours,

                                 APPLIED SCIENCE FICTION, INC.

                                 By: /s/ ROBERT E. SLEET
                                     -------------------------------------
                                     Robert E. Sleet
                                     Executive Vice President, Chief Financial
                                     Officer and Treasurer


cc:  Cynthia T. Melo, Listing Analyst
     The Nasdaq-Amex Market Group

     Carmelo M. Gordian (Brobeck, Phleger & Harrison LLP)
     S. Michael Dunn (Brobeck, Phleger & Harrison LLP)
     Julia Cowles (Davis Polk & Wardwell)
     Michael Caputo (Morgan Stanley & Co.)